SECURITIES AND EXCHANGE COMMISSION



                          Washington, D.C. 20549




                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15b-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                            For February 28, 2003



                       Andina Bottling Company, Inc.
                       -----------------------------
               (Translation of registrant's name into English)


                        Avenida Andres Bello 2687
                            Piso 20, Las Condes
                                 Santiago
                                   Chile
                 (Address of principal executive offices)

                         Form 20-F  X    Form 40-F ___
                                   ---



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes ___  No   X
                                           ---

               ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                             REPORT ON FORM 6-K

TABLE OF CONTENTS

1. English version of the press release of the Company dated on February 25, 2003, announcing its consolidated results for the year 2002 and the fourth quarter of 2002.

 www.koandina.com
                       Embotelladora Andina S.A.


For immediate distribution

Contacts in Santiago, Chile                   Contact in New York, U.S.A.
Embotelladora Andina S.A.                     I-Advize Corporate Communications
Pedro Pellegrini, Corporate Affairs Officer   Maria Barona/Melanie Carpenter
Sofia Chellew, Head of Investor Relations     212-406-3690
(56-2) 338-0520                               E-Mail: andina@i-advize.com
E-Mail: inv.rel@koandina.com

                     Embotelladora Andina S.A. Announces
      its Consolidated Results for the Full Year and Fourth Quarter 2002

HIGHLIGHTS

   . Despite the adverse economic environment in the region, we continued leading and developing our markets, generating new consumption opportunities in the three beverage operations. Thus, in this context, during the year, the volumes of soft drinks grew 1% in Chile and 2% in Brazil.

   . In Argentina, where the macroeconomic crisis was greater than the rest of the region, our efforts were focused towards the operating reorganization and in greatly increasing the returnable formats, which prevented a more severe drop in volumes, limiting it to 16% for the year.

   . Effective price adjustments in Brazil and Argentina were obtained, compensating the significant devaluations of their local currencies.

   . In spite of these devaluations, in the three countries we obtained a solid Operating Cash Flow of US$ 113 million for the year.

(Santiago-Chile, February 25, 2003) -- Embotelladora Andina S.A. ("the Company" NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the fourth quarter and full year ended December 31, 2002.

        COMMENTS FROM OUR CHIEF EXECUTIVE OFFICER, MR. JAIME GARCIA R.

"Although the macroeconomic and political instability in the countries in which we operate impacted our business, we believe that, through the measures adopted opportunely and efficiently, we remain strong. We are optimistic regarding the future, not only because of the operations' cash generation ability, but also knowing that the Company maintains solid cash levels that, as of December 31, 2002, amounted to US$ 346.8 million."

CONSOLIDATED OVERVIEW

During 2002, we saw significant devaluations of 10% in Chile, 52% in Brazil, and 250% in Argentina, all of which put increasing pressure on dollar denominated costs, but that the operations defended against with pricing strategies, changes in costs structure, greater efficiency in fixed costs, anticipated purchases of raw materials and hedge agreements. In spite of the devaluations, these measures allowed for improvements in local currency, of the results and operating cash flows, as well as the sales margins of the beverage operations in Brazil and Argentina.

Soft drink Sales Volume in Chile and Brazil increased 1% and 2% respectively while in Argentina they decreased 16%. Thus, consolidated Volume for the year decreased 4%.

On the other hand, Operating Results were only slightly affected, obtaining a 10.4% operating margin and totaling US$ 57.8 million, representing a 28% decrease, which is principally explained by the Argentine economic impact. Additionally consolidated EBITDA (Operating Income + Depreciation) reached US$ 113 million for the year, with an increase of 40 basis points in sales margin (20.4%).

                             [GRAPHIC OMITTED]


4th Quarter 2002 vs. 4th Quarter 2001

Consolidated soft drink volume for the quarter increased 1%, reaching 92.2 million unit cases. On the other hand, Operating Income reached US$23.6 million representing a decrease of 19%. However, Operating Margin increased 20 basis points, from 15.0% in 2001 to 15.2% in 2002. Similarly EBITDA reached US$ 36.9 million reflecting a 10.3% drop; but EBITDA Margin reached 23.8%, an increase of 270 basis points above the previous year (21.1%), due to improvements in all three operations.

                           [GRAPHIC OMITTED] CHILE

Full Year 2002 vs. Full Year 2001

The weak growth of the region, the uncertain international environment and the continuance of some domestic uncertainties, translated into another year of slow growth in Chile, especially regarding private consumption(1). Despite the slowdown in consumption and the increased competition from price brands, the 1% soft drink growth during the year is the result of our efforts in the market not only to defend, but also to capture greater consumption through new products and formats.

Among these efforts is the launch of the world's first 2.5 lts Returnable Pet Bottle format for Coca-Cola from which we expect considerable contributions to future growth. This format represented more than 10% of the volume sold in the supermarket channel during its first month.

Additionally, certain measures at the fixed costs level were taken in order to obtain greater efficiencies in labor, repair and maintenance; that in the end allowed to obtain a solid 22.2% operating margin for the soft drink operations.

4th Quarter 2002 vs. 4th Quarter 2001

During the fourth quarter we can highlight the improvement in Operating Margin, due to the increase in real prices(2) of 1.5% for soft drinks and savings in labor and other fixed costs of 3%. This enabled to offset the negative devaluation effect on US dollar denominated over raw material costs. Although these are covered by hedge agreements, their positive financial effect is accounted for at the non-operating level.

Soft drink Volume declined 4% principally affected by lower temperatures when compared to the same period of the previous year and by the price increase mentioned.

Operating Income reached US$20.3 million with an Operating Margin of 26.4% representing an improvement of 100 basis points. EBITDA reached US$24.6 million with an EBITDA Margin of 32.0%, also increasing 100 basis points.

--------
1 Retail Sales (according to information provided by the CNC) as of December 2002 increased 0.6% and supermarket real sales (according to information provided by ASACH) as of December 2002 dropped 2.6%.

2   Defined as Revenues divided by Volume

                         [GRAPHIC OMITTED] BRAZIL

Full Year 2002 vs. Full Year 2001

The uncertainties generated by the presidential elections in Brazil, and the outlook for similar economic upheavals to those of Argentina, directed our attention to compensating the negative impact of the 52% currency devaluation. Despite the increase in prices, that in local currency amounted to 12.5%, the market efforts (which included launchings of new flavors), allowed a 2% growth in volumes, which resulted in a greater Revenue in local currency of 15%.

Also, efficiencies in logistics and distribution, contributed to the improvement of 210 basis points in Operating Margin, and 160 points in EBITDA Margin, both measured in local GAAP.

4th Quarter 2002 vs. 4th Quarter 2001

During the fourth quarter the Volume sold in the franchise reached 43.5 million unit cases, with an 8% growth, while simultaneously, prices in local currency increased 15%.

Operating Income reached US$3.8 million representing an 11.3% decline, but with a stable Operating Margin despite the negative impact of the devaluation on the conversion to Chilean pesos, exacerbating the depreciation charge in historical US dollars. EBITDA increased 11% reaching US$8.9 million, with an improvement of 320 basis points on EBITDA Margin.

                        [GRAPHIC OMITTED] ARGENTINA

Full Year 2002 vs. Full Year 2001

Since the end of 2001, the economic situation in Argentina deteriorated noticeably, generating a social and political crisis, that not only meant a deepening of its already long-lasting recession, but also a severe devaluation, with the end of the Convertibility Law(3).

In spite of this difficult environment, the implementation of market strategies and the fast reaction in the control of costs allowed for improvements, in local currency, in the results and EBITDA during the year.

--------
3 Law that pegged the Argentine peso to the US dollar at a one to one exchange rate and which was derogated during the beginning of 2002.

Thus, and in developing ways of compensating the devaluation impact over costs, we were able to consistently adjust sales prices during the year, increasing them 29% in local currency. On the other hand, we were the first and lead in the strategy to reinforce the presence of the returnable formats, which increased from a 14% of the volume by year end 2001 to a 39% in the fourth quarter of this year. These formats allow us to offer more competitive products in terms of prices, and with a lower cost. Also, the anticipated raw material purchases assured the supply and normal course in the production process.

These measures, along with important efficiency gains resulting from the consolidation of production, in the month of July of 2002, at the modern Cordoba plant (closing in record time the production activities of the Rosario and Mendoza facilities), lead to an improvement of results in local currency and increases in sales margins.

4th Quarter 2002 vs. 4th Quarter 2001

During the fourth quarter, a slowdown of the decline in volumes was seen. In fact, during the first nine months of the year, volumes declined at a rate of 20%, and, in the fourth quarter they declined only 7%, reaching 21.4 million unit cases.

Operating Income reached US$1.5 million compared to US$6.3 million the previous year. The negative effect upon translation to Chilean pesos was partially compensated by lower costs of sales and SG&A resulting from the restructuring of production and distribution.

EBITDA reached US$5.3 million reflecting a 46% decline. However, EBITDA Margin increased 190 basis points to 18.7%. The 49% price increase in local currency, in fact allowed for better results at the local level.

                             Non Operating Results


Full Year 2002 vs. Full Year 2001

Non Operating Results improved by US$ 22.3 million explained by the following:
(i) One-time Profit generated by the sale of shares that the Company held in Kaiser; (ii) a Net Financial Income of US$4.6 million versus an expense the previous year; and (iii) the positive effect of the Monetary Correction and the Translation Effects.

Thus, Net Income for the year reached US$ 46.0 million, 3% lower than the previous year.

As of December 31, 2002, the Company held US$346.8 million in financial investments. These represent investments mainly in US dollar-denominated deposits and corporate bonds. 91% of the total financial investments is held in US dollar-denominated papers. The Company's total debt amounted to US$296.8 million, at an average coupon rate of 6.4% per year on the US dollar debt and at an average real coupon rate of 6.2% on the Chilean peso-denominated debt. Consequently, the Company held a net cash position of US$ 50 million.

During 2002, the Company distributed dividends for a total amount of US$82 million, which represents a dividend yield(4) for the year of 6.3% for the series A shares and 8.6% for the series B shares.

4th Quarter 2002 vs. 4th Quarter 2001

During the fourth quarter, the higher expense of Ch$ 1,336 million (US$ 2.9 million) in the Non-Operating results was mainly due the One-time Profits registered during 2001 for US$ 29.2 million stemming form the reduction of capital realized in Argentina(5) and a Non-Operating Expense of US$ 5.2 million during 2002. These greater expenses were partially compensated by greater Net Financial Income and a lower charge for Monetary Correction and Translation Effect, explained by the lesser appreciation of the Chilean peso between September and December of 2002 versus the same period of the previous year.

Thus, Net Income amounted the US$ 11.3 million.

Additional Information

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.


     This release may contain forward-looking statements reflecting Embotelladora Andina S.A.'s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.


--------
4   Based on closing share price as of  December 31, 2001.

5   Application of regulations established in Boletin Tecnico 64.

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP (In millions of constant 12/31/02 Chilean Pesos, except per share)



                                                          12/31/2002                               12/31/2001
                              --------------------------------------------   -----------------------------------------------------
                                Chilean    Brazilian   Argentine     Total    Chilean    Brazilian    Argentine     Total    % Ch.
                               Operations  Operations  Operations     (2)    Operations  Operations   Operations     (2)
                              -----------  ----------  ----------    -----   ----------  ----------   ----------    -----    -----
VOLUME TOTAL BEVERAGES
   (Million UC)                  34.7         43.5         21.4        99.6      37.1      40.5         23.0       100.6     -1.0%
  Soft Drink                     29.5         41.8         20.9        92.2      30.6      38.7         22.1        91.5      0.8%
  Mineral Water                   2.4          0.7          0.5         3.6       2.9       0.7          0.6         4.2    -13.3%
  Juices                          2.8          0.2          0.0         3.0       3.6       0.3          0.3         4.2    -29.6%
  Beer                             NA          0.8           NA         0.8        NA       0.8           NA         0.8     -1.4%

NET SALES                      55,274       35,701       20,494     111,479    58,546    39,183       42,371     140,104    -20.4%
  COST OF SALES               (32,172)     (24,894)     (15,323)    (72,400)  (32,375)  (28,224)     (26,261)    (86,863)   -16.7%
GROSS PROFIT                   23,101       10,806        5,171      39,079    26,171    10,959       16,110      53,241    -26.6%
Gross Margin                     41.8%        30.3%        25.2%       35.1%     44.7%     28.0%        38.0%       38.0%
  SELLING AND ADMINISTRATIVE
    EXPENSES                   (8,518)      (8,086)      (4,072)    (20,676)  (11,310)   (7,891)     (11,582)    (30,783)   -32.8%
  CORPORATE EXPENSES                0            0            0      (1,419)        0         0            0      (1,504)    -5.6%
OPERATING INCOME               14,584        2,721        1,099      16,984    14,861     3,068        4,528      20,953    -18.9%
----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                 26.4%         7.6%         5.4%       15.2%     25.4%      7.8%        10.7%       15.0%
EBITDA (1)                     17,697        6,411        3,843      26,531    18,169     5,792        7,118      29,575    -10.3%
Ebitda Margin                    32.0%        18.0%        18.7%       23.8%     31.0%     14.8%        16.8%       21.1%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                              3,907                                       (2,066)   289.1%
  RESULTS FROM AFFILIATED                                            (1,958)                                        (472)  -315.1%
  AMORTIZATION OF GOODWILL                                           (1,999)                                      (3,333)   -40.0%
  OTHER INCOME/(EXPENSE)                                             (3,718)                                      (1,826)   103.6%
  PRICE LEVEL RESTATEMENT (3)                                        (6,007)                                     (21,519)   -72.1%
  OTHER                                                                 216                                       20,993    -99.0%
NON-OPERATING RESULTS                                                (9,559)                                      (8,223)   -16.2%

INCOME BEFORE INCOME TAXES;
   AMORTIZATION OF NEGATIVE
   GOODWILL AND MINORITY
   INTEREST                                                           7,425                                       12,731    -41.7%

INCOME TAXES                                                            695                                       (1,577)  -144.1%
MINORITY INTEREST                                                        (1)                                           2   -147.5%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                                0                                            0        NA
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                            8,119                                       11,156    -27.2%
Net Margin                                                              7.3%                                         8.0%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                                                         760.3                                        760.3
EARNINGS PER SHARE                                                     10.7                                         14.7
EARNINGS PER ADS                                                       64.1                                         88.0    -27.2%
----------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP (In millions US$, except per share)



                                                                                              Exch. Rate:  718.61

                                                          12/31/2002                               12/31/2001
                              --------------------------------------------   -----------------------------------------------------
                                Chilean    Brazilian   Argentine     Total    Chilean    Brazilian    Argentine     Total    % Ch.
                               Operations  Operations  Operations     (2)    Operations  Operations   Operations     (2)
                              -----------  ----------  ----------    -----   ----------  ----------   ----------    -----    -----
VOLUME TOTAL BEVERAGES
   (Million UC)                  34.7         43.5         21.4        99.6      37.1      40.5         23.0       100.6     -1.0%
  Soft Drink                     29.5         41.8         20.9        92.2      30.6      38.7         22.1        91.5      0.8%
  Mineral Water                   2.4          0.7          0.5         3.6       2.9       0.7          0.6         4.2    -13.3%
  Juices                          2.8          0.2          0.0         3.0       3.6       0.3          0.3         4.2    -29.6%
  Beer                             NA          0.8           NA         0.8        NA       0.8           NA         0.8     -1.4%

NET SALES                        76.9         49.7         28.5       155.1      81.5      54.5         59.0       195.0    -20.4%
  COST OF SALES                 (44.8)       (34.6)       (21.3)     (100.7)    (45.1)    (39.3)       (36.5)     (120.9)   -16.7%
GROSS PROFIT                     32.1         15.0          7.2        54.4      36.4      15.3         22.4        74.1    -26.6%
Gross Margin                     41.8%        30.3%        25.2%       35.1%     44.7%     28.0%        38.0%       38.0%
  SELLING AND ADMINISTRATIVE
    EXPENSES                    (11.9)       (11.3)        (5.7)      (28.8)    (15.7)    (11.0)       (16.1)      (42.8)   -32.8%
  CORPORATE EXPENSES              0.0          0.0          0.0        (2.0)      0.0       0.0          0.0        (2.1)    -5.6%
OPERATING INCOME                 20.3          3.8          1.5        23.6      20.7       4.3          6.3        29.2    -18.9%
----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                 26.4%         7.6%         5.4%       15.2%     25.4%      7.8%        10.7%       15.0%
EBITDA (1)                       24.6%         8.9          5.3        36.9      25.3       8.1          9.9        41.2    -10.3%
Ebitda Margin                    32.0%        18.0%        18.7%       23.8%     31.0%     14.8%        16.8%       21.1%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                5.4                                         (2.9)   289.1%
  RESULTS FROM AFFILIATED                                              (2.7)                                        (0.7)  -315.1%
  AMORTIZATION OF GOODWILL                                             (2.8)                                        (4.6)   -40.0%
  OTHER INCOME/(EXPENSE)                                               (5.2)                                        (2.5)   103.6%
  PRICE LEVEL RESTATEMENT (3)                                          (8.4)                                       (29.9)   -72.1%
  OTHER                                                                 0.3                                         29.2    -99.0%
NON-OPERATING RESULTS                                                 (13.3)                                       (11.4)   -16.2%

INCOME BEFORE INCOME TAXES;
   AMORTIZATION OF NEGATIVE
   GOODWILL AND MINORITY
   INTEREST                                                            10.3                                         17.7    -41.7%

INCOME TAXES                                                            1.0                                         (2.2)  -144.1%
MINORITY INTEREST                                                      (0.0)                                         0.0   -147.5%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                              0.0                                          0.0        NA
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             11.3                                         15.5    -27.2%
Net Margin                                                              7.3%                                         8.0%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                                                         760.3                                        760.3
EARNINGS PER SHARE                                                     0.01                                         0.02
EARNINGS PER ADS                                                       0.09                                         0.12    -27.2%
----------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP (In millions of constant 12/31/02 Chilean Pesos, except per share)



                                                          12/31/2002                               12/31/2001
                              --------------------------------------------   -----------------------------------------------------
                                Chilean    Brazilian   Argentine     Total    Chilean    Brazilian    Argentine     Total    % Ch.
                               Operations  Operations  Operations     (2)    Operations  Operations   Operations     (2)
                              -----------  ----------  ----------    -----   ----------  ----------   ----------    -----    -----
VOLUME TOTAL BEVERAGES
   (Million UC)                 117.9        141.7         68.2       327.8     119.2     138.6         81.8       339.5     -3.5%
  Soft Drink                     99.6        136.2         65.9       301.8      98.7     133.6         78.9       311.1     -3.0%
  Mineral Water                   8.2          2.4          2.1        12.6       8.5       2.3          2.1        12.9     -2.1%
  Juices                         10.0          0.7          0.2        10.9      12.0       0.4          0.8        13.2    -17.1%
  Beer                             NA          2.4           NA         2.4        NA       2.4           NA         2.4      3.0%

NET SALES                     187,062      142,993       68,361     398,242   196,167   145,034      155,236     496,385    -19.8%
  COST OF SALES              (111,686)     (99,717)     (50,938)   (262,167) (112,840)  (99,911)     (99,411)   (312,110)   -16.0%
GROSS PROFIT                   75,376       43,276       17,423     136,075    83,326    45,123       55,825     184,275    -26.2%
Gross Margin                     40.3%        30.3%        25.5%       34.2%     42.5%     31.1%        36.0%       37.1%
  SELLING AND ADMINISTRATIVE
    EXPENSES                  (35,038)     (37,715)     (17,667)    (90,420)  (38,984)  (39,593)     (44,330)   (122,907)   -26.4%
  CORPORATE EXPENSES                0            0            0      (4,134)        0         0            0      (3,867)     6.9%
OPERATING INCOME               40,338        5,562         (244)     41,522    44,342     5,530       11,496      57,501    -27.8%
----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                 21.6%         3.9%        -0.4%       10.4%     22.6%      3.8%         7.4%       11.6%
EBITDA (1)                     52,736       20,013       12,433      81,048    59,095    19,136       24,999      99,363    -18.4%
Ebitda Margin                    28.2%        14.0%        18.2%       20.4%     30.1%     13.2%        16.1%       20.0%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                              3,327                                       (3,937)   184.5%
  RESULTS FROM AFFILIATED                                            (2,312)                                      (1,407)   -64.4%
  AMORTIZATION OF GOODWILL                                           (7,995)                                     (11,035)   -27.6%
  OTHER INCOME/(EXPENSE)                                             (3,762)                                      (1,854)   102.9%
  PRICE LEVEL RESTATEMENT (3)                                         9,780                                      (17,257)  -156.7%
  OTHER                                                                 969                                       19,496    -95.0%
NON-OPERATING RESULTS                                                     7                                      (15,992)   100.0%

INCOME BEFORE INCOME TAXES;
   AMORTIZATION OF NEGATIVE
   GOODWILL AND MINORITY
   INTEREST                                                          41,529                                       41,508      0.0%

INCOME TAXES                                                         (8,505)                                      (7,427)    14.5%
MINORITY INTEREST                                                        (3)                                         (22)   -88.0%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                                0                                            0        NA
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                           33,021                                       34,059     -3.0%
Net Margin                                                              8.3%                                         6.9%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                                                         760.3                                        760.3
EARNINGS PER SHARE                                                     43.4                                         44.8
EARNINGS PER ADS                                                      260.6                                        268.8     -3.0%
----------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP (In millions US$, except per share)



                                                                                              Exch. Rate:  $718.61

                                                          12/31/2002                               12/31/2001
                              --------------------------------------------   -----------------------------------------------------
                                Chilean    Brazilian   Argentine     Total    Chilean    Brazilian    Argentine     Total    % Ch.
                               Operations  Operations  Operations     (2)    Operations  Operations   Operations     (2)
                              -----------  ----------  ----------    -----   ----------  ----------   ----------    -----    -----
VOLUME TOTAL BEVERAGES
   (Million UC)                 117.9        141.7         68.2       327.8     119.2     138.6         81.8       339.5     -3.5%
  Soft Drink                     99.6        136.2         65.9       301.8      98.7     133.6         78.9       311.1     -3.0%
  Mineral Water                   8.2          2.4          2.1        12.6       8.5       2.3          2.1        12.9     -2.1%
  Juices                         10.0          0.7          0.2        10.9      12.0       0.4          0.8        13.2    -17.1%
  Beer                             NA          2.4           NA         2.4        NA       2.4           NA         2.4      3.0%

NET SALES                       260.3        199.0         95.1       554.2     273.0     201.8        216.0       690.8    -19.8%
  COST OF SALES                (155.4)      (138.8)       (70.9)     (364.8)   (157.0)   (139.0)      (138.3)     (434.3)   -16.0%
GROSS PROFIT                    104.9         60.2         24.2       189.4     116.0      62.8         77.7       256.4    -26.2%
Gross Margin                     40.3%        30.3%        25.5%       34.2%     42.5%     31.1%        36.0%       37.1%
  SELLING AND ADMINISTRATIVE
    EXPENSES                    (48.8)       (52.5)       (24.6)     (125.8)    (54.2)    (55.1)       (61.7)     (171.0)   -26.4%
  CORPORATE EXPENSES              0.0          0.0          0.0        (5.8)      0.0       0.0          0.0        (5.4)     6.9%
OPERATING INCOME                 56.1          7.7         (0.3)       57.8      61.7       7.7         16.0        80.0    -27.8%
----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                 21.6%         3.9%        -0.4%       10.4%     22.6%      3.8%         7.4%       11.6%
EBITDA (1)                       73.4         27.8         17.3       112.8      82.2      26.6         34.8       138.3    -18.4%
Ebitda Margin                    28.2%        14.0%        18.2%       20.4%     30.1%     13.2%        16.1%       20.0%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                4.6                                         (5.5)   184.5%
  RESULTS FROM AFFILIATED                                              (3.2)                                        (2.0)   -64.4%
  AMORTIZATION OF GOODWILL                                            (11.1)                                       (15.4)   -27.6%
  OTHER INCOME/(EXPENSE)                                               (5.2)                                        (2.6)   102.9%
  PRICE LEVEL RESTATEMENT (3)                                          13.6                                        (24.0)  -156.7%
  OTHER                                                                 1.3                                         27.1    -95.0%
NON-OPERATING RESULTS                                                   0.0                                        (22.3)   100.0%

INCOME BEFORE INCOME TAXES;
   AMORTIZATION OF NEGATIVE
   GOODWILL AND MINORITY
   INTEREST                                                            57.8                                         57.8      0.0%

INCOME TAXES                                                          (11.8)                                       (10.3)    14.5%
MINORITY INTEREST                                                      (0.0)                                        (0.0)   -88.0%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                              0.0                                          0.0        NA
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             46.0                                         47.4     -3.0%
Net Margin                                                              8.3%                                         6.9%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING                                                         760.3                                        760.3
EARNINGS PER SHARE                                                     0.06                                         0.06
EARNINGS PER ADS                                                       0.36                                         0.37     -3.0%
----------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


                         Embotelladora Andina S.A.


                        Consolidated Balance Sheet
             (In millions of constant 12/31/02 Chilean Pesos)




ASSETS                                  12/31/2002   12/31/2001         %Ch
                                        ----------   ----------       -------
Cash + Time deposits + market. Securit.    49,625        59,343       -16.4%
Account receivables (net)                  44,036        61,143       -28.0%
Inventories                                17,811        17,845        -0.2%
Other current assets                       11,903        14,593       -18.4%
----------------------------------------------------------------------------
Total Current Assets                      123,375       152,924       -19.3%

Property, plant and equipment             556,913       533,500         4.4%
Depreciation                             (349,564)     (309,568)       12.9%
----------------------------------------------------------------------------
Total Property, Plant, and Equipment      207,349       223,933        -7.4%

Investment in related companies            17,073        18,957        -9.9%
Investment in other companies                 737           692         6.6%
Goodwill                                  113,882       114,602        -0.6%
Other long term assets                    208,212       199,298         4.5%
----------------------------------------------------------------------------
Total Other Assets                        339,904       333,550         1.9%

-----------------------------------------------------------------------------
TOTAL ASSETS                              670,628       710,406        -5.6%
-----------------------------------------------------------------------------




LIABILITIES & SHAREHOLDERS' EQUITY             12/31/2002   12/31/2001    %Ch
                                               ----------   ----------   -----
Short term bank liabilities                        6,985      14,462    -51.7%
Current portion of long term bank liabilities      2,535       7,406    -65.8%
Current portion of bonds payable                   7,516       1,228    512.0%
Trade accounts payable and notes payable          42,536      52,347    -18.7%
Other liabilities                                 28,049      26,233      6.9%
------------------------------------------------------------------------------
Total Current Liabilities                         87,620     101,676    -13.8%

Long term bank liabilities                        59,582      56,993      4.5%
Bonds payable                                    136,687     151,398     -9.7%
Other long term liabilities                       17,565      17,037      3.1%
------------------------------------------------------------------------------

Total Long Term Liabilities                      213,834     225,429     -5.1%

Minority interest                                     50          47      5.6%

Stockholders' Equity                             369,125     383,255     -3.7%

------------------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY         670,628     710,406     -5.6%
------------------------------------------------------------------------------


                            Financial Highlights
             (In millions of constant 12/31/02 Chilean Pesos)



ADDITIONS TO FIXED ASSETS                     12/31/2002      12/31/2001
                                              ----------      ----------

Chile                                           14,207            13,178
Brazil                                           5,985             8,180
Argentina                                        3,648             1,937
------------------------------------------------------------------------
                                                23,841            23,294





DEBT RATIOS                                   12/31/2002       12/31/2001
                                              ----------       ----------

Financial Debt / Total Capitalization            0.37              0.38
Financial Debt / EBITDA L12M                     2.63              2.33
EBITDA L12M / Interest Expense (net) L12M        5.23              3.89
-------------------------------------------------------------------------
L12M: Last twelve months


* As December 31, 2002, the company's net cash position reached US$ 50 million. Total debt amounted to US$ 297 million. Total Cash amounted to US$ 347 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
Results ended December 31, Local GAAP


                            Beverage Operations
                               (Local Gaap)



                                               12/31/2002                                    12/31/2001
                               ------------------------------------------   -------------------------------------------
                                                              Argentina        Chile                         Argentina
                               Chile (MCh$)   Brazil (MR$)       (MA$)         (MCh$)        Brazil (MR$)      (MA$)
                               ------------   ------------   ------------     --------       -----------    -----------
TOTAL BEVERAGES VOLUME
  (Million UC)                     117.9         141.7             68.2        119.2           138.6           81.8
  Soft Drink                        99.6         136.2             65.9         98.7           133.6           78.9
  Mineral Water                      8.2           2.4              2.1          8.5             2.3            2.1
  Juices                            10.0           0.7              0.2         12.0             0.4            0.8
  Beer                                NA           2.4               NA           NA             2.4             NA

NET SALES SOFT DRINKS            155,999         533.6            219.6      150,937           467.4          202.7
NET SALES OTHER                   28,298          39.4              3.4       32,830            30.7            4.5
NET SALES TOTAL                  184,297         573.1            223.0      183,767           498.1          207.2
  COST OF SALES                 (108,494)       (381.4)          (141.0)    (105,149)         (333.9)        (126.4)
GROSS PROFIT                      75,803         191.7             82.0       78,617           164.2           80.9
Gross Margin                        41.1%         33.5%            36.8%        42.8%           33.0%          39.0%
  SELLING AND ADMINISTRATIVE
    EXPENSES                     (35,820)       (136.3)           (60.3)     (36,365)         (126.3)         (63.4)

OPERATING INCOME                  39,983          55.4             21.7       42,253            37.9           17.4
--------------------------------------------------------------------------------------------------------------------
Operating Margin                    21.7%          9.7%             9.7%        23.0%            7.6%           8.4%
EBITDA (1)                        52,122          80.7             35.5       54,872            62.2           31.6
Ebitda Margin                       28.3%         14.1%            15.9%        29.9%           12.5%          15.3%
--------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation



MCh$:  Million Nominal Chilean pesos of each period
MR$:   Million Nominal Brazilian Reais
MA$:   Million nominal Argentine pesos
Chile results do not consider corporate expenses


Embotelladora Andina S.A.
Fourth Quarter Results, Local GAAP


                            Beverage Operations
                               (Local Gaap)



                                             4 Quarter 2002                            4 Quarter 2001
                               ------------------------------------------   -------------------------------------------
                                                              Argentina        Chile                         Argentina
                               Chile (MCh$)   Brazil (MR$)       (MA$)         (MCh$)        Brazil (MR$)      (MA$)
                               ------------   ------------   ------------     --------       -----------    -----------
TOTAL BEVERAGES VOLUME
  (Million UC)                      34.7          43.5             21.4         37.1            40.5           23.0
  Soft Drink                        29.5          41.8             20.9         30.6            38.7           22.1
  Mineral Water                      2.4           0.7              0.5          2.9             0.7            0.6
  Juices                             2.8           0.2              0.0          3.6              NA             NA
  Beer                                NA           0.8               NA           NA             0.8             NA

NET SALES SOFT DRINKS             47,422         169.6             77.1       46,637           136.0           54.5
NET SALES OTHER                    8,192          12.7              0.8        9,956            11.0            1.7
NET SALES TOTAL                   55,614         182.4             78.0       56,593           147.0           56.2
  COST OF SALES                  (30,854)       (120.7)           (49.4)     (31,319)          (95.7)         (32.8)
GROSS PROFIT                      24,760          61.6             28.6       25,274            51.3           23.4
Gross Margin                        44.5%         33.8%            36.7%        44.7%           34.9%          41.7%
  SELLING AND ADMINISTRATIVE
    EXPENSES                     (10,168)        (36.0)           (16.8)     (10,907)          (35.1)         (16.7)

OPERATING INCOME                  14,592          25.6             11.8       14,366            16.2            6.8
--------------------------------------------------------------------------------------------------------------------
Operating Margin                    26.2%         14.0%            15.2%        25.4%           11.0%          12.0%
EBITDA (1)                        17,722          32.3             15.2       17,586            22.5            9.9
Ebitda Margin                       31.9%         17.7%            19.5%        31.1%           15.3%          17.6%
--------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation



MCh$:  Million Nominal Chilean pesos of each period
MR$:   Million Nominal Brazilian Reais
MA$:   Million nominal Argentine pesos
Chile results do not consider corporate expenses


EMBOTELLADORA ANDINA S.A.





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.



                                          EMBOTELLADORA ANDINA S.A.

                                          By: /s/ Osvaldo Garay
                                              -----------------------
                                              Osvaldo Garay
                                              Chief Financial Officer


Dated:  February 28, 2003